October 7, 2019

Trevor Baldwin
Chief Executive Officer
BRP Group, Inc.
4010 W. Boy Scout Blvd.
Suite 200
Tampa, FL 33607

       Re: BRP Group, Inc.
           Registration Statement on Form S-1
           Filed September 23, 2019
           Responses dated September 25, 2019 and September 30, 2019 File No. 333-233908

Dear Mr. Baldwin:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 23, 2019

Coverpage

1. In light of the Voting Agreement terms, please revise the coverpage to clarify, if true, that
       Lowry Baldwin will be able to control any action requiring the general approval of stockholders.
 Trevor Baldwin
FirstName LastNameTrevor Baldwin
BRP Group, Inc.
Comapany 2019
October 7, NameBRP Group, Inc.
Page 2
October 7, 2019 Page 2
FirstName LastName
A letter from the founder, page v

2. We note that you have added a letter from your founder and that you present this letter before the information under the "Prospectus Summary" heading. To the extent that you choose to locate the founder's letter prior to the Summary, please revise the letter in accordance with prior comments 4 and 5. Also, revise the letter to ensure that it is a balanced presentation of your business and offering. In this regard, we note that the letter includes performance claims concerning your growth rate and revenue model but it does not present any of the risks or challenges you face.
Prospectus Summary , page 1

3. We note your response to prior comment 22 and your disclosures on pages 63-64. To the extent compensation grants to affiliates are material in size, please confirm that you will revise the Summary to highlight this offering-related compensation. Who We Are, page 1

4. We note your revisions in response to prior comment 1. With respect to your "Insurance
         Company Partners" definition on page 1, please revise to clarify, if true, that the referenced "insurance companies" are insurance underwriters as opposed to insurance brokers. To avoid confusion with the defined term, "Partners", which you introduce on page 2, please revise to clarify whether your "Partners" are insurance brokers. Also, revise the disclosure on page 2 to explain, if true, that your strategic acquisitions include joint venture arrangements and other arrangements where you own less than a
         100% equity stake in the business.
5. We note your response to prior comment 9; however, we do not agree that the "MGA of the Future" graphic is appropriate to the Summary presentation given that it highlights performance during periods where you did not own or control the business and because the graphic reflects organic revenue growth substantially greater what your business segments achieved during the performance period. With regard to the last sentence of your response to prior comment 9, we will not object if the metric for "MGA of the Future" is presented with appropriate context in the Business section.
Ongoing Commitment to Talent Development, page 7

6. We reviewed the disclosure in this section and the accompanying charts on page 7 with the benefit of the Marsh, Berry & Co. report provided in response to prior comment 3.
          Please revise the third sentence under the heading to clarify, if true, that the size of the your sample is limited to four risk advisors. Given the heading, please also tell us why it is appropriate to exclude three departed risk advisors from the limited sample and to highlight prominently the 3.5x figure.
 Trevor Baldwin
FirstName LastNameTrevor Baldwin
BRP Group, Inc.
Comapany 2019
October 7, NameBRP Group, Inc.
Page 3
October 7, 2019 Page 3
FirstName LastName
Use of Proceeds, page 58

7. We note your response to prior comment 20. Please tell us whether you have a letter of intent or similar arrangement with any of the potential partners. Unaudited pro forma financial information, page 61

8. Please refer to your supplemental response filed on September 30, 2019 that includes the changed pages. Please explain to us why footnote (5) references the Net income (loss) line item in the "offering adjustments" column on pages 63 and 69 as opposed to the "Net income (loss) attributable to noncontrolling interest" line item in the "Pro forma BRP
         Group, Inc" column.
9. For footnote (10) on page 67 of the changed pages provided, please provide us with an analysis with reference to authoritative literature that explains why the inclusion of the
         42,121,568 shares of Class B common stock would be antidilutive.
10. Refer to the pro forma balance sheet on page 74 of the changed pages provided. Please provide us a roll forward of the Historical Baldwin Risk Partners, LLC accumulated deficit of $128,869,332 to the Pro forma BRP Group, Inc accumulated deficit of
         $2,152,349 explaining the rational of each reconciling item with reference to the pro forma adjustments. .
11. Please refer to your response to comment 23. Please revise your disclosure to state, if true, that you will be Baldwin Risk Partners, LLC's primary beneficiary and address the characteristics in ASC 810-10-25-38Aa. and b. .
Our History and Operating Groups, page 137

12. We refer to prior comment 27 and reissue the comment. Please revise to discuss your contractual arrangements with your Partners. In this regard, describe how your joint venture agreements are typically structured. Discuss material terms of your joint venture agreements with Town & Country Insurance Agency, Millennial Specialty Insurance and
         Lykes Insurance and file them as material contracts or advise.
13. With reference to Ex. 10.3, please tell us why the agreement appears to classify certain agencies as "independent" and others as part of the "combined Group." Also, revise the prospectus to explain the terms "Roll-up Subsidiary" and "first-tier subsidiaries" and their significance to the Reorganization transaction.
 Trevor Baldwin
FirstName LastNameTrevor Baldwin
BRP Group, Inc.
Comapany 2019
October 7, NameBRP Group, Inc.
October 7, 2019 Page 4
Page 4
FirstName LastName
Medicare Operating Group, page 138

14. We refer to the final sentence of prior comment 28. Please revise to clarify your relationship with the 1000+ "1099 Medicare Colleagues." In this regard, we note that you define the term "Colleagues" on page 1 to signify your "employees"; however, you do not include these 1000+ individuals among your "W2 Colleagues" in your chart on page 138.
         In addition, you indicate that you "partner" with these individuals; however, it is unclear whether these individuals are employees of your "Partners" or otherwise act on their behalf. Please revise or advise.
Employees, page 140

15. We note your revised disclosure in this section. Please revise to disclose the number of
         "Partner" employees and independent contractors or explain to us why this information is both (i) not required by Regulation S-K, Item 101 and, (ii) not material to understanding the size and scope of your pre- and post IPO business operations given the complexity of your business structure.
Description of Capital Stock, page 167

16.      We refer to section 14 of your corporate charter, which is filed as
Exhibit 3.1. We note
         that your forum selection provision identifies the Court of Chancery of the State of
         Delaware as the exclusive forum for certain litigation, including any "derivative action."
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
10. Members' equity (deficit) and noncontrolling interest
Incentive units, page F-61

17. We are still evaluating your separate response submitted on September 25, 2019 relating to incentive unit grants and may have further comments.
 Trevor Baldwin
FirstName LastNameTrevor Baldwin
BRP Group, Inc.
Comapany 2019
October 7, NameBRP Group, Inc.
October 7, 2019 Page 5
Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Vanessa Robertson at (202) 551-3649 or Jim Rosenberg at
(202) 551-
3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at
(202) 551-6262
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences